

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Via E-mail
Jane Todd
Chief Financial Officer
SMTC Corporation
635 Hood Road
Markham Ontario, Canada
L3R 4N6

     **Re:**    **SMTC Corporation**
              **Definitive Revised Proxy Statement on Schedule 14A**
              **Filed April 13, 2011**
              **File No. 000-31051**

Dear Ms. Todd:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel